EXHIBIT 99.2

FOR IMMEDIATE RELEASE

For further information contact:

Elsie Chan	Mike Wong
Brilliance China Automotive	Weber Shandwick Worldwide
Holdings Limited	(HK) Ltd.
(852) 2523 7227	(852) 2533 9922

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES 2003 YEAR-END RESULTS; PROPOSED PAYMENT OF CASH DIVIDEND

(HONG KONG, APRIL 22, 2004) – Brilliance China Automotive Holdings Limited (the “Company”) (NYSE: CBA; SEHK: 1114) announced today its results for the year ended December 31, 2003 in accordance with the generally accepted accounting principles in the United States and its Board’s recommendation for a cash dividend payment.

Consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automotive Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Company Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”) and Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Shenyang Dongxing”) (together the “Group”) in the year ended December 31, 2003 were Rmb10,109.6 million (US$1,221.0 million), representing a 38.1% increase from Rmb7,319.5 million (US$884.0 million) in 2002. The increase in sales was primarily due to the increase in the unit sales of Shenyang Automotive’s minibuses and “Zhonghua” sedans in 2003. As the “Zhonghua” sedans were not launched until August, 2002, the audited financial results of the Group for 2003 may not be directly comparable to those of 2002.

Shenyang Automotive sold a total of 74,618 minibuses in 2003, representing a 14.6% increase over the 65,138 minibuses sold in 2002. Of these vehicles sold, 65,614 were Mid-priced Minibuses, representing a 16.9% increase over the 56,121 Mid-priced Minibuses sold in 2002. Unit sales of the Deluxe Minibuses decreased 0.1% from 9,017 units in 2002 to 9,004 units in 2003. Shenyang Automotive also sold 25,600 “Zhonghua” sedans in 2003, compared to 8,816 sedans sold during the last five months of 2002. BMW Brilliance Automotive Ltd., the Group’s 49%-indirectly owned jointly controlled entity, commenced production of the BMW-designed and branded 3-Series and 5-Series sedans based on semi-knockdown kits supplied by the BMW Group and sold 4,359 sedans in the fourth quarter of 2003.

Cost of sales increased 42.8% from Rmb5,411.3 million (US$653.5 million) in 2002 to Rmb7,727.1 million (US$933.2 million) in 2003. This increase was primarily due to the increase in the unit sales of minibuses and sales of the “Zhonghua” sedans in 2003. Cost of sales as a percentage of sales was 76.4% in 2003, compared to 73.9% in 2002. Gross profit margin for minibuses remained stable compared to 2002, while the overall gross profit margin of the Group decreased from 26.1% in 2002 to 23.6% in 2003, as a result of the relatively lower start-up gross margin of the “Zhonghua” sedans.

Selling, general and administrative expenses increased 32.1% from Rmb1,067.2 million (US$128.9 million), representing 14.6% of sales in 2002, to Rmb1,410.1 million (US$170.3 million), representing 13.9% of sales in 2003. The increase was primarily due to the increase in staff costs, selling and other expenses in relation to the full year operation of the “Zhonghua” sedans and the increase in stock-based compensation of Rmb162.9 million (US$19.7 million) in 2003.

Interest expense net of interest income decreased by 10.4% from Rmb127.7 million (US$15.4 million) to Rmb114.4 million (US$13.8 million) in 2003 due to the increase in interest income from bank deposits.

Net equity in earnings of associated companies and jointly controlled entities decreased by 16.1% from Rmb138.1 million (US$16.7 million) in 2002 to Rmb109.5 million (US$13.2 million) in 2003. The decrease was mainly due to the initial start-up loss of the joint venture with BMW in 2003 of RMB124.9 million (US$15.1 million). Excluding the net loss effects from the joint venture with BMW, the net equity in earnings of associated companies and jointly controlled entities increased 69.7% from Rmb138.1 million (US$16.7 million) in 2002 to Rmb234.4 million (US$28.3 million) in 2003. The increase was due to the strong performance of the Company’s associated companies and jointly controlled entities engaging in engine manufacturing in 2003. In 2003, the Company was granted subsidies in form of “tax refund on reinvestments” of Rmb48.5 million (US$5.9 million) in relation to the Company’s reinvestment of the dividends to certain subsidiaries as additional capital contribution in 2003.

Other income net of expenses increased from Rmb1.0 million (US$0.12 million) in 2002 to Rmb78.3 million (US$9.5 million) in 2003. The increase was primarily due to the increase in sales of scrap metals in 2003.

Income before income taxes and minority interests increased 28.4% to Rmb1,094.2 million (US$132.1 million) in 2003 from Rmb852.5 million (US$103.0 million) in 2002. Income taxes decreased 1.7% to Rmb144.1 million (US$17.4 million) in 2003 from Rmb146.6 million (US$17.7 million) in 2002.

As a result, net income increased 27.9% to Rmb780.8 million (US$94.3 million) in 2003 from Rmb610.5 million (US$73.7 million) in 2002. Basic earnings per ADS were US$2.57 in 2003, representing a 27.9% increase from US$2.0 in 2002. Diluted earnings per ADS were US$2.55 in 2003, representing a 26.8% increase from US$2.0 in 2002.

Mr. Wu Xiao An, Chairman of the Company, said “2003 was a successful year for the Brilliance Group, with new records being achieved in terms of production, sales and profitability. Looking ahead, we will continue implementing our core strategies in order to reinforce our leading position in the Chinese minibus sector and strengthen our competitive position in the sedan sector. With our established market position, balanced product mix, continued efficiency and quality improvements, strong distribution network and foreign partnerships, we believe the Group is well positioned to capture the market opportunities and overcome the challenges ahead.”

The Board of Directors will recommend at the forthcoming Annual General Meeting to be held at the Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong on June 25, 2004 at 9:00 a.m., the payment of a cash dividend of HK$0.01 per share of the Company’s ordinary shares (US$0.1282 per ADS). The dividend, if approved by the shareholders, will be paid on or before July 2, 2004 to the shareholders of record at the close of trading in Hong Kong on June 24, 2004.

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The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer of minibuses in China. In May 1998, the Company acquired an indirect interest in two automotive components manufacturers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automotive components; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC. In December 2001, the Company established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen, a manufacturer of automotive seats in the PRC. Shenyang Xingchen has ceased its operations since July 2003.

In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its “Zhonghua” sedans in China.

On March 27, 2003, the then indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. On April 28, 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI has become 89.1% indirectly owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW increased from 40.50% to 44.55%. Further, on December 16, 2003, the Company further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.

On December 29, 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and the supplier of certain automotive components for its minibuses and sedans production. Upon completion of the proposed acquisition and approval from the relevant government authorities, the Company’s effective interests in Shenyang Automotive will be increased from 51% to approximately 70.7%

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Translation of amounts from Renminbi (Rmb) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=Rmb8.28. Translation of amounts from Hong Kong dollar (HK$) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=HK$7.8. No representation is made that the Renminbi amounts and the HK$ amounts could have been, or could be converted into U.S. dollars at that rate or at any other rate. In addition, all financial information presented herein has been prepared in accordance with the generally accepted accounting principles in the United States.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	2003	2002	2001
	RMB’000	RMB’000	RMB’000
Sales to third parties	7,797,054	4,636,347	2,552,780
Sales to affiliated companies	2,312,503	2,683,108	3,665,656

Total sales	10,109,557	7,319,455	6,218,436
Cost of sales	(7,727,125)	(5,411,308)	(4,307,988)

Gross profit	2,382,432	1,908,147	1,910,448
Selling, general and administrative expenses	(1,410,067)	(1,067,154)	(673,391)
Interest expense	(167,111)	(171,286)	(178,028)
Interest income	52,672	43,617	110,735
Equity in earnings of associated companies and jointly controlled entities, net	109,471	138,145	40,043
Subsidy income	48,497	—	—
Other income (expenses), net	78,293	1,009	3,456

Income before taxation and minority interests	1,094,187	852,478	1,213,263
Income taxes	(144,140)	(146,610)	(116,250)
Minority interests	(169,205)	(95,403)	(209,936)

Net income	780,842	610,465	887,077

Basic earnings per share	RMB0.2130	RMB0.1665	RMB0.2510

Basic earnings per ADS	RMB21.30	RMB16.65	RMB25.10

Diluted earnings per share	RMB0.2112	RMB0.1665	RMB0.2510

Diluted earnings per ADS	RMB21.12	RMB16.65	RMB25.10

Weighted average number of shares outstanding	3,666,539,983	3,666,052,900	3,533,552,900

Weighted average number of ADSs outstanding	36,665,400	36,660,529	35,335,529

Net income adjusted for dilutive effect of convertible bonds	782,029	N/A	N/A

Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,702,398,310	3,666,052,900	3,533,552,900

Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	37,023,983	36,660,529	35,335,529

The calculation of basic and diluted earnings per ADS is based on the weighted average number of ADSs outstanding during the periods presented. The weighted average number of ADSs outstanding is calculated based on the assumptions that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).

Diluted earnings per share (ADS) were calculated based on the net income adjusted for dilutive effect of convertible bonds and the weighted average number of common shares (ADSs) outstanding plus the weighted average number of shares (ADSs) deemed to be issued as if all outstanding share options granted had been exercised and all the convertible bonds were converted into common shares (ADSs).